Exhibit G

manatt manatt | phelps | phillips	Marcia D. Alazraki Manatt, Phelps & Phillips, LLP Direct Dial: (212) 830-7273 E-mail: malazraki@manatt.com

November 30, 2007

VIA E-MAIL
Robert H. Easton
Deputy Superintendent & General Counsel
New York State Department of Insurance
25 Beaver Street
New York, NY 10004

Re:           American International Group, Inc.

Dear Robert:

I write in response to your below inquiry with respect to that certain Schedule 13D filing made on November 2, 2007 with the Securities and Exchange Commission in respect of Issuer American International Group, Inc. (AIG) and our recent meeting with the Department regarding that filing.   Thank you for memorializing the Department’s request in writing.  As you may recall, Bertil Lundqvist, who attended the meeting, serves as Attorney-in-Fact for all of the Reporting Persons (except the C. V. Starr & Co., Inc. Trust) and is the General Counsel and Executive Vice President of Starr International Advisors Inc. and C. V. Starr & Co., Inc., two of the Reporting Persons.  Mr. Lundqvist has confirmed and authorized me to represent to the Department that there are no written confidentiality agreements by and among the Reporting Persons or by and between any of the Reporting Persons and other AIG shareholders.  The only written agreement among the Reporting Persons is the Joint Filing Agreement with respect to the 13D Filing.

In the November 15th meeting with the Department, Mr. Lundqvist advised that the Reporting Persons had represented to other AIG shareholders orally that if those shareholders spoke with the Reporting Persons that the conversations would be held in confidence and the confidentiality of such discussions assures the other AIG shareholders that their mere participation in such conversations with the Reporting Persons would not result in adverse publicity or other potential negative consequences to them.  As stated in our meeting, the topics discussed were fully consistent with the disclosures contained in the Schedule 13D and the Reporting Persons’ obligations under the federal securities laws.  Revealing the identity of those AIG shareholders with whom the Reporting Persons are conferring would not only be a breach of the confidential nature of those discussions but would clearly put a chill on the prospect of any shareholder contacting any of the Reporting Persons in the future.

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manatt
manatt | phelps | phillips

Robert H. Easton
November 30, 2007

I assume that neither you nor the SEC is interested in the elimination or dampening of communications amongst shareholders that would otherwise be in the best interests of shareholders and of AIG.

Best regards,

/s/ Marcia D. Alazraki

Marcia Alazraki